LIGHTSPEED ANNOUNCES CLOSING OF US$676.2 MILLION PUBLIC OFFERING INCLUDING FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

Montreal, QC (February 12, 2021) – Lightspeed POS Inc. (“Lightspeed” or the “Company”) (NYSE and TSX: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced the closing of its previously-announced marketed public offering of subordinate voting shares in the United States and Canada. A total of 9,660,000 subordinate voting shares of Lightspeed were sold, including 1,260,000 subordinate voting shares following the exercise by the underwriters of their over-allotment option, at a price of US$70.00 per share, for gross proceeds to the Company of US$620.2 million and to selling shareholders of US$56 million.

The Company currently expects that the net proceeds of the offering will be used primarily to strengthen the Company’s financial position and allow it to pursue its growth strategies.

The offering was conducted through a syndicate of underwriters led by Morgan Stanley, Barclays and BMO Capital Markets, as joint lead book-running managers, with Credit Suisse and RBC Capital Markets as joint‑bookrunners, and CIBC Capital Markets, KeyBanc Capital Markets, National Bank Financial Inc., Raymond James and TD Securities as co-managers.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the subordinate voting shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

Forward-Looking Statements

This press release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including in respect of the intended use of proceeds of the offering.
Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of the Company’s management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in the offering documents relating to the offering. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed’s subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that the Company considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com

Brandon Nussey
Chief Financial Officer
Brandon.Nussey@lightspeedhq.com Source: Lightspeed POS Inc.